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June 3, 2019

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trans World Entertainment Corporation (the “Company”)

Preliminary Proxy Statement filed by Mark. R. Higgins, Mark J. Freiman,
Jeff Hastings, and Philip Knowles

Filed May 24, 2019 (the “Proxy Statement”)
File No. 000-14818

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 31, 2019 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Mark R. Higgins and the other participants in his solicitation (collectively, “Mr. Higgins”) and provide the following responses on Mr. Higgins’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement

Proposal Two. Advisory Vote on Executive Compensation, page 12

1.	We note you do not make a recommendation as to this proposal but you indicate elsewhere that you will vote unmarked cards against the proposal. Please revise your disclosure to explain why you intend to vote unmarked cards against the proposal.

Mr. Higgins acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 12 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 3, 2019

Additional Participant Information, page 18

2.	Please revise the last paragraph in this section to specify the events listed in Item 401(f)(1)-(8) of Regulation S-K instead of solely referring security holders to the regulation.

Mr. Higgins acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 19 and 20 of the Proxy Statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan P. Nebel

Ryan P. Nebel

cc: Mark R. Higgins